UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 6, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Momentive Performance Materials Inc.

File No. 333-146093 - CF#27777

_____

Momentive Performance Materials Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from an Exhibit to a Form S-4 registration statement filed on September 14, 2007, as amended.

Based on representations by Momentive Performance Materials Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.7   through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel